UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                              FIFTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION             CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                   PURSUANT TO
SENECA RESOURCES CORPORATION                           RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)
--------------------------------------------


     THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), and Upstate Energy Inc., formerly known as Niagara Energy Trading Inc. ("Upstate") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration")in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto.


1. EXTERNAL FINANCING BY NFG
   -------------------------

a.  Short-term Debt
    ---------------

BORROWING BY NATIONAL
---------------------

     National borrowed funds to be used for its own corporate purposes by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended March 31, 1999 ("Quarter"):


     ---------------------------------------------------------------------------
     At Beginning    At End         Maximum Level             Minimum Level
      of Quarter   of Quarter   of Such Short-term Debt  of Such Short-term Debt

     $11,000,000   $16,100,000       $16,100,000               $11,000,000

b.  Long-term securities
    --------------------

(1) Long-Term Debt Securities; Preferred Stock

     During the Quarter, National sold long-term debt securities (i.e. debt with maturities in excess of 270 days) on one occasion. On February 23, 1999 National sold $100,000,000 principal amount of medium term notes ("MTNs") through underwriters. These MTNs were issued on February 26, 1999 and will mature on March 1, 2009 (or the first business day thereafter). The MTNs have a coupon rate of 6.00%. The proceeds were used to refund $100,000,000 of MTNs that matured on March 1, 1999.

(2) Stock Issuance Plans

     During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                             Number of        Number of Shares Exchanged as
Name Of Plan                 Shares Issued    Consideration for Share Issuances
------------                 -------------    ---------------------------------

Customer Stock Purchase          9,748                       N/A
Plan

Dividend Reinvestment and       29,234                       N/A
Stock Purchase Plan

Tax Deferred Savings            31,670                       N/A
Plans [401(k)]

Retainer Policy for                700                       N/A
Outside Directors

1997 Award and Option            - 0 -                      - 0 -
Plan

1993 Award and Option            4,162                      - 0 -
Plan

1984 Stock Plan                 10,174                      - 0 -

1983 Incentive Stock Option      6,039                      - 0 -
Plan

Total Number of                    N/A                      - 0 -
Shares Issued/Exchanged

Net New Shares                  91,027

Aggregate Consideration received upon issuance of 91,027 shares:  $3,642,596.10.

     The purpose of National's Customer Stock Purchase Plan and its Dividend Reinvestment and Stock Purchase Plan is to promote the long-term ownership of National's common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

     The purpose of National's two Tax-Deferred Savings Plans is to encourage employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

     The purpose of National's Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

     National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

(3)  Compliance With Parameters Concerning Long-Term Securities

     During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-Q) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions
    --------------------

     During the Quarter, National did not enter into any hedges or other derivative transactions either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities
    ----------------

     During the Quarter, National did not issue other types of securities ("Other Securities").

2.  MONEY POOL
    ----------

     During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

         a. National sold commercial paper during the Quarter through Merrill Lynch Money Markets, Inc. and/or Chase Securities, Inc. The proceeds were loaned by National to certain Subsidiaries either directly or through the Money Pool during the Quarter.

                            Commercial Paper Outstanding
      --------------------------------------------------------------------------
                                          Maximum Amount        Minimum Amount
      At Beginning        At End        Oustanding During     Outstanding During
       of Quarter       of Quarter           Quarter               Quarter
       ----------       ----------           -------               -------

      $150,000,000     $150,000,000       $150,000,000          $150,000,000

         b. National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof were loaned by National to certain Subsidiaries that borrowed through the Money Pool during the Quarter.

      National's External Bank/Financial Institution Borrowings Outstanding (Money Pool)
     ---------------------------------------------------------------------------
                                           Maximum Amount        Minimum Amount
      At Beginning        At End        Oustanding During     Outstanding During
       of Quarter       of Quarter           Quarter               Quarter
       ----------       ----------           -------               -------

      $231,200,000     $196,000,000        $236,500,000         $158,100,000

         c. The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $399,700,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $448,500,000.

         d.  The following  table lists cash  balances that National and certain
Subsidiaries   (i.e.,   Subsidiaries   with  surplus   funds)  loaned  to  other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                       Cash Balances Loaned Through the Money Pool
                 ------------------------------------------------------
                 At Beginning     At End
                  of Quarter    of Quarter      Maximum       Minimum
                  ----------    ----------      -------       -------

National         $43,600,000    $36,700,000   $46,200,000   $36,700,000
Distribution               0              0             0             0
Supply                     0              0             0             0
Seneca            13,900,000     14,300,000    15,600,000    13,400,000
UCI                  400,000        400,000       400,000       400,000
Highland                   0              0             0             0
Leidy                700,000        700,000       700,000       700,000
Data-Track           700,000        700,000       700,000       700,000
NFR                        0              0             0             0
Horizon Energy       300,000        100,000       700,000       100,000
SIP                        0              0             0             0
NIM                        0              0             0             0
Upstate                    0              0             0             0

         e. The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise.

                            Borrowings from the Money Pool
                 ------------------------------------------------------
                 At Beginning     At End        Maximum       Minimum
                  of Quarter    of Quarter      Borrowed      Borowed
                  ----------    ----------      --------      -------

Distribution     $ 80,700,000  $ 53,700,000   $ 80,700,000  $  6,200,000
Supply             58,300,000    57,700,000     68,100,000    51,500,000
Seneca            280,600,000   263,500,000    299,000,000   247,000,000
UCI                         0             0              0             0
Highland            2,000,000     3,600,000      4,000,000     1,900,000
Leidy                       0             0              0             0
Data-Track                  0             0              0             0
NFR                 9,700,000     9,700,000     14,000,000     6,900,000
Horizon Energy              0             0              0             0
SIP                 7,500,000     9,300,000      9,300,000     7,500,000
NIM                         0             0              0             0
Upstate             2,000,000     1,400,000      2,000,000       900,000

3.  USE OF PROCEEDS
    ---------------

     National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION
    ----------------------------------

     During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES
    ------------------

     During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL
    ----------------------

     During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $23,500,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $166,560,000.

     All guarantees relate to gas transportation, purchases or sales, or other credit support agreements relating to the Subsidiaries' existing businesses.

7.  ACQUISITIONS OF EWG'S, FUCO'S AND RULE 58 COMPANIES
    ---------------------------------------------------

     During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as electric wholesale generators (EWG's) or foreign utility companies (FUCO's) at such time, and did not make any investments in energy-related companies and gas-related companies under Rule 58.

     The aggregate investment of National and its subsidiaries in EWG'S and FUCO's does not exceed the limits set forth in the Commission's Rule 53.


SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this First Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.


NATIONAL FUEL GAS COMPANY

By:  /s/ Philip C. Ackerman
   ------------------------------------
   Philip C. Ackerman
   Senior Vice President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ Philip c. Ackerman
   ------------------------------------
   Philip C. Ackerman
   President

SENECA RESOURCES CORPORATION

By:  /s/ James A. Beck
   ------------------------------------
   James A. Beck
   President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ Richard Hare
   ------------------------------------
   Richard Hare
   President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ Robert J. Kreppel
   ------------------------------------
   Robert J. Kreppel
   President

UTILITY CONSTRUCTORS, INC.

By:  /s/ James A. Beck
   ------------------------------------
   James A. Beck
   President

HORIZON ENERGY DEVELOPMENT INC.,

By:  /s/ Philip C. Ackerman
   ------------------------------------
   Philip C. Ackerman
   President

HIGHLAND LAND & MINERAL, INC.

By:  /s/ James A. Beck
   ------------------------------------
   James A. Beck
   President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ Philip C. Ackerman
   ------------------------------------
   Philip C. Ackerman
   President

LEIDY HUB, INC.

By:  /s/ Walter E. DeForest
   ------------------------------------
   Walter E. DeForest
   President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ Richard Hare
   ------------------------------------
   Richard Hare
   President

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ C. H. Friedrich
   ------------------------------------
   C. H. Friedrich
   Treasurer

UPSTATE ENERGY INC.

By:  /s/ C. H. Friedrich
   ------------------------------------
   C. H. Friedrich
   Treasurer

Dated:  May 18, 1999